UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION
(Name of Subject Company)

ATOM ACQUISITION SUB, INC.
(Offeror)

JACOBS ENGINEERING GROUP INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

493723100
(CUSIP Number of Class of Securities)

Kevin C. Berryman
Chief Financial Officer
Jacobs Engineering Group Inc.
1999 Bryan Street, Suite 1200
Dallas, Texas 75201
(214) 583 - 8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Christopher Ewan
Amber Meek
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$603,678,825.50	$73,165.88
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 50,201,126 shares of common stock, par value $0.001 per share (the “Shares”), of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), outstanding multiplied by the offer price of $11.25 per Share, (ii) 298,850 Shares issuable pursuant to outstanding KeyW stock options with an exercise price less than the offer price of $11.25 per Share, multiplied by $3.88, which is the offer price of $11.25 per Share minus the weighted average exercise price for such options of $7.37 per Share and (iii) 3,356,144 Shares issuable pursuant to outstanding unvested restricted stock units, market share units and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 13, 2019 and prior to the consummation of the offer, multiplied by the offer price of $11.25 per Share. The calculation of the filing fee is based on information provided by KeyW as of May 9, 2019.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Atom Acquisition Sub, Inc., a Maryland corporation (“Merger Sub”) and a wholly owned indirect subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of The KeyW Holding Corporation, a Maryland corporation (“KeyW”), at a price of $11.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 13, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

The KeyW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, Maryland 21076
(410) 539-2837

(b)-(c) Securities; and Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”)

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Merger Sub”)

SCHEDULE I—Information Relating to Parent and Merger Sub

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with KeyW”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Merger Sub”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with KeyW”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for KeyW”)

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for KeyW”)

(c)(1)–(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with KeyW”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for KeyW”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7. Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds.

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

Item 8. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. None.

(b) Securities Transactions. None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with KeyW”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

Item 10. Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 15 (“Conditions of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Regulation M-A Item 1016

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 13, 2019	JACOBS ENGINEERING GROUP INC.

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer

ATOM ACQUISITION SUB, INC.

/s/ Michael Bante
Michael Bante
Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 13, 2019.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in The New York Times on May 13, 2019.
(a)(1)(G)
Investor Presentation, dated April 22, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).

(a)(1)(H)
Employee Letter, dated April 21, 2019 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).

(a)(1)(I)
Webcast Transcript, dated April 22, 2019 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).

(a)(1)(J)
Memorandum to the employees of Jacobs Engineering Group Inc. from Terry Hagen, Chief Operating Officer and President of Aerospace, Technology and Nuclear (ATN), dated May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on May 2, 2019).

(a)(1)(K)
Letter to the employees of The KeyW Holding Corporation from Steve Demetriou, Chair and Chief Executive Officer of Jacobs Engineering Group Inc., dated May 2, 2019 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on May 2, 2019).

(a)(5)(A)
Press Release of Jacobs Engineering Group Inc., dated April 22, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).

(a)(5)(B)	Press Release of Jacobs Engineering Group Inc., dated May 13, 2019.
(a)(5)(C)	Notice of Merger issued by Atom Acquisition Sub, Inc., dated May 13, 2019.
(b)(1)
Second Amended and Restated Credit Agreement, dated March 27, 2019, by and among Jacobs Engineering Group Inc., certain of its subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K on March 28, 2019).

(d)(1)
Agreement and Plan of Merger, dated as of April 21, 2019, by and among The KeyW Holding Corporation, Jacobs Engineering Group Inc., and Atom Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Jacobs Engineering Group Inc. with the Securities and Exchange Commission on April 22, 2019).

(d)(2)	Non-Disclosure Agreement, dated February 14, 2019, between The KeyW Holding Corporation and Jacobs Engineering Group Inc.